# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Liberty Star Uranium & Metals Corp., CIK 0001172178
CUSIP: 53123T305
Title of class of securities: Common
Address of issuer's principal executive offices: 2 East Congress St Ste. 900, Tucson, Arizona (AZ), 85701
Date of event which requires filing of this statement: 03/05/2025
Filed by CIK 0001651528
Persons authorized to receive notices and communications: Patricia Madaris, 2 E. Congress St. Ste 900, Tucson, Arizona (AZ), 85701, 520-561-7033

## Reporting persons
- Patricia Madaris (CIK 0001651528): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 4,876,487; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 4,876,487 (.0542% of the class)
  Comment: The aggregate number of common securities is 4,876,487. It is a percentage of issued and outstanding of 5.42%. Current issued and outstanding shares are 86,743,909.
  
  The share count includes 2,391,481 Options & 778,386 warrants which are all exercisable within 60 days and so included in the total of 4,876,487.

## Item 1. Security and Issuer
Title of class of securities: Common
Name of issuer: Liberty Star Uranium & Metals Corp.
Address of issuer's principal executive offices: 2 East Congress St Ste. 900, Tucson, Arizona (AZ), 85701

## Item 2. Identity and Background
Name of person filing: Patricia Madaris
Residence or business address: 2 E. Congress St. Ste. 900, Tucson, AZ 85701
Present principal occupation or employment: Liberty Star Uranium & Metals Corp.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: US

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal funds

## Item 4. Purpose of Transaction
Purpose of transaction: Investment

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of common securities is 4,876,487. It is a percentage of issued and outstanding of 5.42%. Current issued and outstanding shares are 86,743,909. The share count includes 2,391,481 Options & 778,386 warrants which are all exercisable within 60 days and so included in the total of 4,876,487.
Number of shares as to which each person has sole or shared power to vote or dispose: 4,876,487 sole power to vote
Transactions in the class effected during the past sixty days: Individual personal investment
Other persons with the right to receive dividends or sale proceeds: The aggregate number of common securities is 4,876,487. It is a percentage of issued and outstanding of 5.42%. Current issued and outstanding shares are 86,743,909. The share count includes 2,391,481 Options & 778,386 warrants which are all exercisable within 60 days and so included in the total of 4,876,487.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 3.25.2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: NA

## Signatures
- Patricia Madaris: /s/ Patricia Madaris, CFO & VP Finance, Acting CEO (12/11/2025)